Exhibit 99.1

PRESS RELEASE

Cascades Inc.
404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

FOR IMMEDIATE RELEASE

Cascades Fine Papers Group Pursues Its Rationalization Plan

Kingsey Falls (Quebec), December 8, 2005 – Cascades today announced the last stage in the strategic recovery plan for its Fine Papers Group plant located in Saint-Jérôme. This rationalization will involve a restructuring of operations, including the closing of the smallest of the four paper machines, which produced 8,000 short tonnes per year, an amount equivalent to 5% of the plant’s annual capacity.

Cascades’ upper management met with the union representatives and management staff of the Saint-Jérôme plant earlier today to inform them that this restructuring would gradually come into force in 2006, and that it would affect nearly 100 employees. Cascades will do everything in its power to reduce the negative impacts this decision will have on the employees.

Moreover, Cascades is planning to continue investing in the Saint-Jérôme plant. These investments, combined with the $20 million already invested since 2004, will ensure the competitiveness of the plant and sustain the strategic positioning of its products, which are recognized for their quality. The company is confident that it will be able to count on the cooperation of its employees to ensure the success of this rationalization plan.

According to Mr. Mario Plourde, President and Chief Executive Officer of the Fine Papers Group, “The profitability of the Saint-Jérôme plant will be attained by optimizing our range of products, further cost reductions, and creating a new market development plan. Cascades will focus on leading products such as the New Life DP100 and Rolland Enviro100 papers with high recycled post-consumer content, security papers, and the new generation of Opaque paper to ensure the plant’s development.”

This rationalization, Cascades expects to record, over the course of the next few quarters, an approximate pre-tax amount of $9 million in the form of severance payments, pension fund contributions and other costs. These measures should enable Cascades to save an estimated $15 million annually, and thus return to profitability by the end of 2006.

“We are confident that the repositioning of the Saint-Jérôme plant in a niche market along with the investments made over the past years will ensure it a brighter future,” stated Mr. Alain Lemaire, President and Chief Executive Officer of Cascades. “The Canadian market is currently under considerable pressure from foreign competition favoured by the increase in the value of the Canadian dollar. In this context, our product offering will enable us to distinguish ourselves and remain competitive in the fine papers sector. We sincerely regret the negative impact that this business decision will have on our employees and their families. We should see this decision as a step in the right direction for the 300 workers who will remain employed by the plant.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,000 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

Information:	Source:
Mr. Hubert Bolduc	Mr. Mario Plourde
Vice-President, Communications and Public Affairs	President and Chief Executive Officer
Cascades Inc.	Cascades Fine Papers Group Inc.
(514) 912-3790

Mr. Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 282-2681